SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __     Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___      No  _✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 16, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

MEDIA ADVISORY
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI Announces Details for its Annual General Meeting of Shareholders
and Release of Fiscal 2007 First Quarter Results

Montreal, Quebec, January 16, 2007- CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a leading provider of end-to-end information technology and business process services, will host its Annual General Meeting of shareholders for fiscal 2006 and release its fiscal 2007 first quarter results on Tuesday, January 30, 2007. The Annual General Meeting will be held at the Omni Mont-Royal Hotel in Montreal at 11 a.m. (EST). For those who are unable to attend in person, the Company will webcast the meeting on its website at www.cgi.com.

CGI shareholders of record at the close of business on December 12, 2006 will be entitled to vote on matters considered at the meeting. CGI Group Inc.'s Management Proxy Circular for the fiscal year ended September 30, 2006, was mailed to shareholders with the 2006 annual report on December 21, 2006. These documents are also available on the Company’s website.

CGI will release its fiscal 2007 first quarter results on January 30, 2007 before markets open and hold its first quarter conference call at 9:30 a.m. (EST) on that day. During the call, Michael E. Roach, President and Chief Executive Officer, and David Anderson, Executive Vice-President and Chief Financial Officer, will discuss CGI's results for the first quarter ended December 31, 2006. Participants may listen to the call by dialling (866) 542-4236 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's fiscal 2006 revenue was $3.5 billion (US$3.1 billion) and at September 30, 2006, CGI's order backlog was $12.7 billion (US$11.4 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:
Investor Relations Lorne Gorber Vice-President, Global Communications and Investor Relations lorne.gorber@cgi.com (514) 841-3355	Media Relations Philippe Beauregard Director, Corporate Communications and Public Affairs philippe.beauregard@cgi.com (514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: January 16, 2007	By /s/ David G. Masse
	Name:	David G. Masse
	Title:	Assistant Corporate Secretary